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MCN INVESTMENT CORPORATION AND SUBSIDIARIES                        EXHIBIT 12-2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

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

                                                    TWELVE MONTHS         TWELVE MONTHS        TWELVE MONTHS
                                                        ENDED                 ENDED                ENDED
                                                 SEPTEMBER 30, 1998     DECEMBER 31, 1997     DECEMBER 31, 1996
                                                 ------------------     -----------------     -----------------
   EARNINGS AS DEFINED (1)(4)
   Pre-tax income (loss) (2)(5)                  $        (561,736)     $          51,892     $          21,899
   Fixed charges (3)                                        84,157                 65,891                41,628
                                                ------------------     -----------------     -----------------

        Earnings (loss) as defined               $        (477,579)     $         117,783     $          63,527
                                                 =================      =================     =================


   FIXED CHARGES AS DEFINED (1)(4)
   Interest, expensed                            $          82,307      $          64,434     $          40,523
   Interest, capitalized                                    18,860                 15,002                 8,002
   Amortization of debt discounts, premium
        and expense                                          1,399                  1,183                   982
   Interest implicit in rentals                                451                    274                   123
                                                 ------------------     -----------------     -----------------

        Fixed charges as defined                 $         103,017      $          80,893     $          49,630
                                                 =================      =================     =================

   Ratio of Earnings to Fixed Charges                                                1.46                  1.28
                                                                        =================     =================

   Coverage Deficiency (6)                       $         580,596
                                                 =================
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(1) Earnings and fixed charges are defined and computed in accordance with
    Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries,
    (b) MCN Investment's share of pre-tax income of its 50% owned companies, and
    (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.

(5) MCN Investment recorded several unusual charges, consisting of property write-downs, investment losses, and restructuring charges, totaling $564,984,000 pre-tax ($367,239,000 net of taxes), in the 1998 second and third quarters.

(6) Earnings for the twelve-month period ended September 30, 1998 were not adequate to cover fixed charges. The amount of the coverage deficiency was $580,596,000. The ratio of earnings to fixed charges for 1998, excluding the unusual charges would have been 0.85.